Old Mutual 2011-2020 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 2.8%		
Old Mutual Clay Finlay Emerging Markets Fund	752	11,728
Total Emerging Market-Equity		11,728
Government/Corporate - 19.0%		
Old Mutual Barrow Hanley Core Bond Fund	3,640	37,089
Old Mutual Dwight High Yield Fund	874	8,119
Old Mutual Dwight Intermediate Fixed Income Fund	2,018	20,524
Old Mutual International Bond Fund	1,169	12,772
Total Government/Corporate		78,504
Growth - 10.7%		
Old Mutual Advantage Growth Fund*	4,209	36,494
Old Mutual Select Growth Fund*	308	8,025
Total Growth		44,519
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	922	8,130
Total Growth-Mid Cap		8,130
International Equity - 18.8%		
Old Mutual International Equity Fund	6,542	77,982
Total International Equity		77,982
Market Neutral-Equity - 7.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,489	32,602
Total Market Neutral-Equity		32,602
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 28.6%		
Old Mutual Barrow Hanley Value Fund	9,033	59,888
Old Mutual Focused Fund	2,694	58,746
Total Value		118,634
Value-Mid Cap - 2.9%		
Old Mutual TS&W Mid-Cap Value Fund	1,386	12,084
Total Value-Mid Cap		12,084
Value-Small Cap - 2.0%		
Old Mutual Discover Value Fund*	884	8,329
Total Value-Small Cap		8,329
Total Affiliated Mutual Funds (Cost $412,500)		409,689
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.9% (Cost $416,667)†		413,856
Other Assets and Liabilities, Net - 0.1%		294
Total Net Assets - 100.0%	$	414,150

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approxmiate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,242 and $(5,053) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 413,856	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 413,856	$ -

Old Mutual 2011-2020 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.8%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 0.9%		
Old Mutual Clay Finlay Emerging Markets Fund	251	3,909
Total Emerging Market-Equity		3,909
Government/Corporate - 57.7%		
Old Mutual Barrow Hanley Core Bond Fund	11,324	115,387
Old Mutual Dwight High Yield Fund	2,185	20,297
Old Mutual Dwight Intermediate Fixed Income Fund	5,651	57,467
Old Mutual Dwight Short Term Fixed Income Fund	1,233	12,291
Old Mutual International Bond Fund	3,116	34,060
Total Government/Corporate		239,502
Growth - 5.8%		
Old Mutual Advantage Growth Fund*	2,806	24,329
Total Growth		24,329
International Equity - 8.8%		
Old Mutual International Equity Fund	3,099	36,939
Total International Equity		36,939
Market Neutral-Equity - 3.8%		
Old Mutual Analytic U.S. Long/Short Fund	1,244	16,301
Total Market Neutral-Equity		16,301
Sector Fund-Real Estate - 4.1%		
Old Mutual Heitman REIT Fund	1,934	17,525
Total Sector Fund-Real Estate		17,525
Value - 14.7%		
Old Mutual Barrow Hanley Value Fund	4,818	31,940
Old Mutual Focused Fund	1,347	29,373
Total Value		61,313
Value-Mid Cap - 1.0%		
Old Mutual TS&W Mid-Cap Value Fund	462	4,028
Total Value-Mid Cap		4,028
Value-Small Cap - 1.0%		
Old Mutual Discover Value Fund*	442	4,165
Total Value-Small Cap		4,165
Total Affiliated Mutual Funds (Cost $412,500)		412,044
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.8% (Cost $416,667)†		416,211
Other Assets and Liabilities, Net - 0.2%		893
Total Net Assets - 100.0%		$ 417,104

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,623 and $(3,079) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 416,211	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 416,211	$ -

Old Mutual 2011-2020 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 1.9%		
Old Mutual Clay Finlay Emerging Markets Fund	502	7,819
Total Emerging Market-Equity		7,819
Government/Corporate - 39.7%		
Old Mutual Barrow Hanley Core Bond Fund	7,684	78,298
Old Mutual Dwight High Yield Fund	1,529	14,208
Old Mutual Dwight Intermediate Fixed Income Fund	4,036	41,048
Old Mutual Dwight Short Term Fixed Income Fund	822	8,194
Old Mutual International Bond Fund	2,142	23,416
Total Government/Corporate		165,164
Growth - 7.8%		
Old Mutual Advantage Growth Fund*	3,274	28,384
Old Mutual Select Growth Fund*	154	4,012
Total Growth		32,396
Growth-Mid Cap - 1.5%		
Old Mutual Provident Mid-Cap Growth Fund*	691	6,098
Total Growth-Mid Cap		6,098
International Equity - 13.3%		
Old Mutual International Equity Fund	4,648	55,408
Total International Equity		55,408
Market Neutral-Equity - 6.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,178	28,526
Total Market Neutral-Equity		28,526
Sector Fund-Real Estate - 4.2%		
Old Mutual Heitman REIT Fund	1,934	17,525
Total Sector Fund-Real Estate		17,525
Value - 19.7%		
Old Mutual Barrow Hanley Value Fund	6,624	43,918
Old Mutual Focused Fund	1,732	37,766
Total Value		81,684
Value-Mid Cap - 1.9%		
Old Mutual TS&W Mid-Cap Value Fund	924	8,056
Total Value-Mid Cap		8,056
Value-Small Cap - 1.0%		
Old Mutual Discover Value Fund*	442	4,165
Total Value-Small Cap		4,165
Total Affiliated Mutual Funds (Cost $412,500)		410,874
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.9% (Cost $416,667)†		415,041
Other Assets and Liabilities, Net - 0.1%		613
Total Net Assets - 100.0%		$ 415,654

 *Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,434 and $(4,060) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 415,041	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 415,041	$ -

Old Mutual 2021-2030 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 99.0%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,003	15,637
Total Emerging Market-Equity		15,637
Government/Corporate - 6.0%		
Old Mutual Barrow Hanley Core Bond Fund	1,213	12,363
Old Mutual Dwight High Yield Fund	437	4,059
Old Mutual Dwight Intermediate Fixed Income Fund	404	4,105
Old Mutual International Bond Fund	390	4,257
Total Government/Corporate		24,784
Growth - 13.7%		
Old Mutual Advantage Growth Fund*	4,209	36,494
Old Mutual Select Growth Fund*	770	20,063
Total Growth		56,557
Growth-Mid Cap - 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	461	4,065
Total Growth-Mid Cap		4,065
International Equity - 23.8%		
Old Mutual International Equity Fund	8,264	98,504
Total International Equity		98,504
Market Neutral-Equity - 10.4%		
Old Mutual Analytic U.S. Long/Short Fund	3,266	42,790
Total Market Neutral-Equity		42,790
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 27.8%		
Old Mutual Barrow Hanley Value Fund	8,431	55,895
Old Mutual Focused Fund	2,694	58,747
Total Value		114,642
Value-Mid Cap - 5.3%		
Old Mutual Mid-Cap Fund	371	4,017
Old Mutual TS&W Mid-Cap Value Fund	2,079	18,126
Total Value-Mid Cap		22,143
Value-Small Cap - 3.0%		
Old Mutual Discover Value Fund*	1,326	12,494
Total Value-Small Cap		12,494
Total Affiliated Mutual Funds - (Cost $412,500)		408,793
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 100.0% (Cost $416,667)†		412,960
Other Assets and Liabilities, Net - 0.0%		94
Total Net Assets - 100.0%		$ 413,054

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,017 and $(5,724) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 412,960	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 412,960	$ -

Old Mutual 2021-2030 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.8%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 1.9%		
Old Mutual Clay Finlay Emerging Markets Fund	502	7,819
Total Emerging Market-Equity		7,819
Government/Corporate - 43.7%		
Old Mutual Barrow Hanley Core Bond Fund	8,088	82,419
Old Mutual Dwight High Yield Fund	1,748	16,238
Old Mutual Dwight Intermediate Fixed Income Fund	4,440	45,153
Old Mutual Dwight Short Term Fixed Income Fund	411	4,097
Old Mutual International Bond Fund	3,116	34,060
Total Government/Corporate		181,967
Growth - 6.8%		
Old Mutual Advantage Growth Fund*	3,274	28,384
Total Growth		28,384
Growth-Mid Cap - 1.4%		
Old Mutual Provident Mid-Cap Growth Fund*	691	6,098
Total Growth-Mid Cap		6,098
International Equity - 13.3%		
Old Mutual International Equity Fund	4,648	55,408
Total International Equity		55,408
Market Neutral-Equity - 6.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,178	28,526
Total Market Neutral-Equity		28,526
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 17.7%		
Old Mutual Barrow Hanley Value Fund	6,022	39,925
Old Mutual Focused Fund	1,539	33,569
Total Value		73,494
Value-Mid Cap - 1.9%		
Old Mutual TS&W Mid-Cap Value Fund	924	8,056
Total Value-Mid Cap		8,056
Value-Small Cap - 1.0%		
Old Mutual Discover Value Fund*	442	4,165
Total Value-Small Cap		4,165
Total Affiliated Mutual Funds (Cost $412,500)		411,094
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.8% (Cost $416,667)†		415,261
Other Assets and Liabilities, Net - 0.2%		673
Total Net Assets - 100.0%		$ 415,934

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,438 and $(3,844) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 415,261	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 415,261	$ -

Old Mutual 2021-2030 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 2.8%		
Old Mutual Clay Finlay Emerging Markets Fund	752	11,728
Total Emerging Market-Equity		11,728
Government/Corporate - 23.5%		
Old Mutual Barrow Hanley Core Bond Fund	4,449	45,330
Old Mutual Dwight High Yield Fund	1,311	12,178
Old Mutual Dwight Intermediate Fixed Income Fund	2,018	20,524
Old Mutual International Bond Fund	1,753	19,158
Total Government/Corporate		97,190
Growth - 10.7%		
Old Mutual Advantage Growth Fund*	4,209	36,494
Old Mutual Select Growth Fund*	308	8,025
Total Growth		44,519
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	922	8,130
Total Growth-Mid Cap		8,130
International Equity - 19.3%		
Old Mutual International Equity Fund	6,714	80,035
Total International Equity		80,035
Market Neutral-Equity - 7.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,489	32,602
Total Market Neutral-Equity		32,602
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 24.6%		
Old Mutual Barrow Hanley Value Fund	8,431	55,895
Old Mutual Focused Fund	2,116	46,158
Total Value		102,053
Value-Mid Cap - 2.9%		
Old Mutual TS&W Mid-Cap Value Fund	1,386	12,084
Total Value-Mid Cap		12,084
Value-Small Cap - 1.0%		
Old Mutual Discover Value Fund*	442	4,165
Total Value-Small Cap		4,165
Total Affiliated Mutual Funds - (Cost $412,500)		409,683
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.9% (Cost $416,667)†		413,850
Other Assets and Liabilities, Net - 0.1%		368
Total Net Assets - 100.0%		$ 414,218

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,188 and $(5,005) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 413,850	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 413,850	$ -

Old Mutual 2031-2040 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds (1)- 99.0%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,003	15,637
Total Emerging Market-Equity		15,637
Government/Corporate - 3.0%		
Old Mutual Barrow Hanley Core Bond Fund	1,213	12,363
Total Government/Corporate		12,363
Growth - 13.7%		
Old Mutual Advantage Growth Fund*	4,209	36,494
Old Mutual Select Growth Fund*	770	20,063
Total Growth		56,557
Growth-Mid Cap - 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	461	4,065
Total Growth-Mid Cap		4,065
International Equity - 25.8%		
Old Mutual International Equity Fund	8,952	106,713
Total International Equity		106,713
Market Neutral-Equity - 10.4%		
Old Mutual Analytic U.S. Long/Short Fund	3,266	42,790
Total Market Neutral-Equity		42,790
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 28.7%		
Old Mutual Barrow Hanley Value Fund	9,033	59,888
Old Mutual Focused Fund	2,694	58,746
Total Value		118,634
Value-Mid Cap - 5.4%		
Old Mutual Mid-Cap Fund	371	4,017
Old Mutual TS&W Mid-Cap Value Fund	2,079	18,126
Total Value-Mid Cap		22,143
Value-Small Cap - 3.0%		
Old Mutual Discover Value Fund*	1,326	12,494
Total Value-Small Cap		12,494
Total Affiliated Mutual Funds - (Cost $412,500)		408,573
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 100.0% (Cost $416,667)†		412,740
Other Assets and Liabilities, Net - 0.0%		37
Total Net Assets - 100.0%		$ 412,777

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $1,885 and $(5,812) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 412,740	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 412,740	$ -

Old Mutual 2031-2040 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds (1) - 98.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 2.8%		
Old Mutual Clay Finlay Emerging Markets Fund	752	11,728
Total Emerging Market-Equity		11,728
Government/Corporate - 36.9%		
Old Mutual Barrow Hanley Core Bond Fund	6,066	61,814
Old Mutual Dwight High Yield Fund	2,185	20,297
Old Mutual Dwight Intermediate Fixed Income Fund	3,633	36,943
Old Mutual International Bond Fund	3,116	34,060
Total Government/Corporate		153,114
Growth - 7.8%		
Old Mutual Advantage Growth Fund*	3,274	28,384
Old Mutual Select Growth Fund*	154	4,012
Total Growth		32,396
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	922	8,130
Total Growth-Mid Cap		8,130
International Equity - 16.8%		
Old Mutual International Equity Fund	5,854	69,774
Total International Equity		69,774
Market Neutral-Equity - 6.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,178	28,527
Total Market Neutral-Equity		28,527
Sector Fund-Real Estate - 2.6%		
Old Mutual Heitman REIT Fund	1,209	10,953
Total Sector Fund-Real Estate		10,953
Value - 18.7%		
Old Mutual Barrow Hanley Value Fund	6,022	39,925
Old Mutual Focused Fund	1,732	37,766
Total Value		77,691
Value-Mid Cap - 2.4%		
Old Mutual TS&W Mid-Cap Value Fund	1,155	10,070
Total Value-Mid Cap		10,070
Value-Small Cap - 1.0%		
Old Mutual Discover Value Fund*	442	4,165
Total Value-Small Cap		4,165
Total Affiliated Mutual Funds - (Cost $412,500)		410,581
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.9% (Cost $416,667)†		414,748
Other Assets and Liabilities, Net - 0.1%		587
Total Net Assets - 100.0%		$ 415,335

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,381 and $(4,300) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 414,748	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 414,748	$ -

Old Mutual 2031-2040 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,003	15,637
Total Emerging Market-Equity		15,637
Government/Corporate - 15.5%		
Old Mutual Barrow Hanley Core Bond Fund	2,426	24,726
Old Mutual Dwight High Yield Fund	1,092	10,149
Old Mutual Dwight Intermediate Fixed Income Fund	1,211	12,314
Old Mutual International Bond Fund	1,558	17,030
Total Government/Corporate		64,219
Growth - 9.7%		
Old Mutual Advantage Growth Fund*	3,274	28,384
Old Mutual Select Growth Fund*	462	12,038
Total Growth		40,422
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	922	8,130
Total Growth-Mid Cap		8,130
International Equity - 22.8%		
Old Mutual International Equity Fund	7,919	94,400
Total International Equity		94,400
Market Neutral-Equity - 8.8%		
Old Mutual Analytic U.S. Long/Short Fund	2,800	36,677
Total Market Neutral-Equity		36,677
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 24.7%		
Old Mutual Barrow Hanley Value Fund	7,226	47,910
Old Mutual Focused Fund	2,501	54,550
Total Value		102,460
Value-Mid Cap - 4.9%		
Old Mutual TS&W Mid-Cap Value Fund	2,310	20,140
Total Value-Mid Cap		20,140
Value-Small Cap - 2.5%		
Old Mutual Discover Value Fund*	1,105	10,412
Total Value-Small Cap		10,412
Total Affiliated Mutual Funds - (Cost $412,500)		409,674
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.9% (Cost $416,667)†		413,841
Other Assets and Liabilities, Net - 0.1%		243
Total Net Assets - 100.0%		$ 414,084

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,324 and $(5,150) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 413,841	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 413,841	$ -

Old Mutual 2041-2050 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 99.0%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,003	15,637
Total Emerging Market-Equity		15,637
Government/Corporate - 3.0%		
Old Mutual Barrow Hanley Core Bond Fund	1,213	12,363
Total Government/Corporate		12,363
Growth - 13.7%		
Old Mutual Advantage Growth Fund*	4,209	36,494
Old Mutual Select Growth Fund*	770	20,063
Total Growth		56,557
Growth-Mid Cap - 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	461	4,065
Total Growth-Mid Cap		4,065
International Equity - 25.9%		
Old Mutual International Equity Fund	8,952	106,713
Total International Equity		106,713
Market Neutral-Equity - 10.3%		
Old Mutual Analytic U.S. Long/Short Fund	3,266	42,790
Total Market Neutral-Equity		42,790
Sector Fund-Real Estate - 3.2%		
Old Mutual Heitman REIT Fund	1,451	13,144
Total Sector Fund-Real Estate		13,144
Value - 28.7%		
Old Mutual Barrow Hanley Value Fund	9,033	59,888
Old Mutual Focused Fund	2,694	58,746
Total Value		118,634
Value-Mid Cap - 5.4%		
Old Mutual Mid-Cap Fund	371	4,017
Old Mutual TS&W Mid-Cap Value Fund	2,079	18,126
Total Value-Mid Cap		22,143
Value-Small Cap - 3.0%		
Old Mutual Discover Value Fund*	1,326	12,494
Total Value-Small Cap		12,494
Total Affiliated Mutual Funds - (Cost $412,500)		408,573
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 100.0% (Cost $416,667)†		412,740
Other Assets and Liabilities, Net - 0.0%		37
Total Net Assets - 100.0%		$ 412,777

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $1,885 and $(5,812) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 412,740	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 412,740	$ -

Old Mutual 2041-2050 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 98.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279 $	4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 3.3%		
Old Mutual Clay Finlay Emerging Markets Fund	878	13,683
Total Emerging Market-Equity		13,683
Government/Corporate - 31.9%		
Old Mutual Barrow Hanley Core Bond Fund	4,853	49,451
Old Mutual Dwight High Yield Fund	2,185	20,297
Old Mutual Dwight Intermediate Fixed Income Fund	2,825	28,734
Old Mutual International Bond Fund	3,116	34,059
Total Government/Corporate		132,541
Growth - 8.3%		
Old Mutual Advantage Growth Fund*	3,274	28,384
Old Mutual Select Growth Fund*	231	6,019
Total Growth		34,403
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	922	8,130
Total Growth-Mid Cap		8,130
International Equity - 20.3%		
Old Mutual International Equity Fund	7,059	84,139
Total International Equity		84,139
Market Neutral-Equity - 6.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,178	28,527
Total Market Neutral-Equity		28,527
Sector Fund-Real Estate - 2.6%		
Old Mutual Heitman REIT Fund	1,209	10,953
Total Sector Fund-Real Estate		10,953
Value - 18.7%		
Old Mutual Barrow Hanley Value Fund	6,022	39,925
Old Mutual Focused Fund	1,732	37,766
Total Value		77,691
Value-Mid Cap - 2.9%		
Old Mutual TS&W Mid-Cap Value Fund	1,386	12,084
Total Value-Mid Cap		12,084
Value-Small Cap - 1.0%		
Old Mutual Discover Value Fund*	442	4,165
Total Value-Small Cap		4,165
Total Affiliated Mutual Funds - (Cost $412,500)		410,349
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 99.9% (Cost $416,667)†		414,516
Other Assets and Liabilities, Net - 0.1%		511
Total Net Assets - 100.0%	$	415,027

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
 control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
 investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized
appreciation and depreciation were $2,381 and $(4,532) respectively.

The Fund utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, e
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 414,516	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs	-	-
Total	$ 414,516	$ -

The following is the security valuation policy followed by the Fund.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund
as reported on each business day. The prospectuses for the underlying funds explain the circumstances under which the
underlying funds may use fair value pricing and its effects.

Old Mutual 2041-2050 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds(1) - 99.0%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	279	$ 4,033
Total Aggressive Growth		4,033
Emerging Market-Equity - 3.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,003	15,637
Total Emerging Market-Equity		15,637
Government/Corporate - 13.0%		
Old Mutual Barrow Hanley Core Bond Fund	1,820	18,544
Old Mutual Dwight High Yield Fund	1,092	10,149
Old Mutual Dwight Intermediate Fixed Income Fund	807	8,210
Old Mutual International Bond Fund	1,558	17,030
Total Government/Corporate		53,933
Growth - 9.8%		
Old Mutual Advantage Growth Fund*	3,274	28,384
Old Mutual Select Growth Fund*	462	12,038
Total Growth		40,422
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	922	8,130
Total Growth-Mid Cap		8,130
International Equity - 24.8%		
Old Mutual International Equity Fund	8,608	102,609
Total International Equity		102,609
Market Neutral-Equity - 8.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,800	36,677
Total Market Neutral-Equity		36,677
Sector Fund-Real Estate - 2.6%		
Old Mutual Heitman REIT Fund	1,209	10,953
Total Sector Fund-Real Estate		10,953
Value - 24.8%		
Old Mutual Barrow Hanley Value Fund	7,226	47,910
Old Mutual Focused Fund	2,501	54,550
Total Value		102,460
Value-Mid Cap - 5.8%		
Old Mutual Mid-Cap Fund	371	4,017
Old Mutual TS&W Mid-Cap Value Fund	2,310	20,140
Total Value-Mid Cap		24,157
Value-Small Cap - 2.5%		
Old Mutual Discover Value Fund*	1,105	10,412
Total Value-Small Cap		10,412
Total Affiliated Mutual Funds - (Cost $412,500)		409,423
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,167	4,167
Total Money Market Fund (Cost $4,167)		4,167
Total Investments - 100.0% (Cost $416,667)†		413,590
Other Assets and Liabilities, Net - 0.0%		193
Total Net Assets - 100.0%		$ 413,783

*Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of March 31, 2008.

† At March 31, 2008, the approximate tax basis cost of the Fund's investments was $416,667, and the unrealized appreciation and depreciation were $2,196 and $(5,272) respectively.

The Fund utilizes various inputs in determining the value of its investments.
These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of March 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments	Other Financial Instruments
Level 1 – quoted prices	$ 413,590	$ -
Level 2 – other significant observable inputs	-	-
Level 3 – significant unobservable inputs		-
Total	$ 413,590	$ -